FRANKLIN TEMPLETON INVESTMENTS

One Franklin Parkway

San Mateo, CA 94403-1906

October 30, 2015

Via EDGAR Transmission

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Re:                   Franklin Value Investors Trust (the “Registrant”)

(File Nos. 811-05878, 033-31326)

Dear Ms. Dobelbower:

On behalf of the Registrant, below are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were provided via telephone to Steven J. Gray, Esq. on October 16, 2015 with regard to Amendment No. 50/51 to the Registrant’s Registration Statement on Form N-1A, as filed with the Commission on September 3, 2015 (the “Amendment”) under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”).  The Amendment was filed in order to: (1) disclose that Franklin Value Investors Trust, a Delaware statutory trust (the “DE Trust”), has adopted the Registrant’s registration statement as its own for all purposes of the 1933 Act and the 1940 Act; (2) file certain exhibits relating to the DE Trust; (3) disclose that the DE Trust may operate under a “manager of managers” structure, as previously approved by the Registrant’s shareholders; (4) include information regarding the Trustees recently elected by the Registrant’s shareholders; (5) update certain financial information; and (6) make certain other changes.

Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.

1.                Comment:        Please disclose that investing in real estate investment trusts (“REITs”) is a principal investment strategy of the Franklin MidCap Value Fund, given that the risks of investing in REITs appears in the “Principal Risks” sections of the Fund’s prospectus.

Response:         The requested revision has been made.

2.                Comment:        Please confirm whether REITs are included for purposes of the Franklin MidCap Value Fund’s policy to invest at least 80% of its net assets in mid-capitalization companies.

Response:  The Registrant confirms that REITs, to the extent that they fall within the Franklin MidCap Value Fund’s definition of “mid-capitalization companies,” are included for purposes of the Franklin MidCap Value Fund’s policy to invest at least 80% of its net assets in mid-capitalization companies.

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3.                Comment:  In the “Fund Details—Franklin MidCap Value Fund—Principal Risks—Real Estate Investment Trusts (REITs)” section, please define what constitutes an “equity REIT.”

Response:  The requested revision has been made.

4.                Comment:  In the “Fund Details—Management” section, with respect to the disclosure regarding the SEC exemptive order that allows the Fund to operate in a “manager of managers” structure (the “Order”), please include the date of the Order and a reference to the SEC database where a copy of the Order can be accessed.

Response:   The Registrant respectively declines to include the date of the Order and a reference to the SEC database where a copy of the Order can be accessed, as such disclosure is not required by Form N-1A or the conditions of the Order.  Further, this comment has never been received by the Registrant or any other fund in the Franklin Templeton fund complex.  The Registrant notes that, as disclosed in the prospectus, there is no current intent for the Fund to operate in a Manager of Managers Structure.

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in its filings; (ii) the Commission is not foreclosed from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please do not hesitate to contact me at (650) 312-2018, or Kristin H. Ives at (215) 564-8048 in my absence, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/STEVEN J. GRAY

Steven J. Gray

Secretary of the Registrant

cc:  Kristin H. Ives, Esquire

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